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                                                                  Exhibit 99 (i)



                           Northern Trust Corporation
                        Corporate Governance Guidelines
                 Adopted by the Board of Directors May 18, 1999


A.   Composition of the Board of Directors
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     1.   Size.  In recent years, the Board has had between 12 and 16 members.
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A size in this range makes the Board large enough to allow for a diversity of perspectives and backgrounds without being so large as to impede effective discussion. The quality of the individuals serving and the overall balance of the Board is more important than the precise number of members, and these considerations could lead from time to time to a Board outside this range.


     2.   Independence.  A substantial majority of the Board should consist of
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directors who are not employed by the Corporation and whose other relationships with the Corporation are not such that, in the Board's judgment, their effectiveness as directors would be impaired. The Board would not expect to have more than one or two employee directors except in unusual circumstances, such as during a transition in leadership.

     3.   Retirement.  No director may stand for election to the Board after his
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or her 70th birthday.  It is also expected that employee directors will resign from the Board at the time they resign or retire from the Corporation.

     4.   Candidates.  The Board as a whole is responsible for selecting
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candidates for director.  The Corporate Governance Committee, with the active involvement of the Chief Executive Officer, is responsible for screening and recommending candidates. In discharging this responsibility, the Committee periodically evaluates the Board's effectiveness and composition, including matters such as the business and professional backgrounds, age, current employment, community service and other board service of members as well as racial, ethnic and gender diversity. Although the Committee will consider length of service in

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recommending candidates for re-election, the Board does not believe that adopting a set term limit for directors serves the interests of the Corporation.

     5.   Leadership.  The Board should remain free to configure leadership of
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the Board and the Corporation in the way that best serves the Corporation's interests at the time and, accordingly, has no fixed policy with respect to combining or separating the offices of Chairman and CEO.

     6.   Compensation.  Director compensation should be set by the Board.  The
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Compensation and Benefits Committee, with the assistance of the Corporation's staff, reviews the amount and composition of director compensation from time to time and makes recommendations to the Board when it concludes changes are needed.

B.   Meeting Preparation and Procedures.
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     1.   Agendas.  The Chairman of the Board is responsible for setting and
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circulating in advance an agenda for each meeting.  Any director may suggest items for inclusion on the agenda. The Board expects that meeting agendas will include on a regular basis a review of financial performance and a review of the Corporation's business strategies and practices.

     2.   Meeting Materials.  Materials with respect to matters on which action
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is expected to be taken are circulated to the Board at least several days in advance of the meeting whenever possible. Financial reports, certain Committee minutes and other background materials are also circulated in advance of the meeting and during months when the Board is not scheduled to meet.

     3.   Access to Employees.  The Board expects that senior officers of the
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Corporation will regularly attend Board and Committee meetings, present proposals and otherwise assist in the work of the Board. Members of the Board have direct access to any of the Corporation's employees.

C.   Committees of the Board
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     1.   Numbers and Composition of Committees.  The Corporation currently has
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six standing committees: Audit, Business Risk, Business Strategy,
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Compensation and Benefits, Corporate Governance, and Executive. Employees of the
Corporation do not serve on any Committee other than the Executive Committee, although the staff work needed for each Committee is coordinated by a designated officer. The responsibilities of each Committee and any membership requirements are contained in the Corporation's by-laws. The Corporation complies with all Nasdaq Stock Market and regulatory requirements concerning the membership of certain Committees, including those with respect to independence. The Corporate Governance Committee reviews the committee structure of the Board and the membership of the various committees at least annually and makes recommendations for any changes to the Board.

     2.   Committee Meeting Procedures.  In consultation with the Chairman of
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the Board and the executive officer responsible for supporting each Committee, the Committee Chairman determines the frequency of meetings and the agenda for each meeting. The agenda and any background materials are circulated in advance whenever practical. The Committee Chairmen report to the full Board after each meeting, and minutes of the Audit, Business Risk, Business Strategy and Corporate Governance Committees are circulated to the full Board.

D.   Role with Respect to Management
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     1.   Evaluation of Senior Officers.  A key responsibility of the Board is
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to monitor the performance of the CEO and, in consultation with the CEO, the performance of other senior officers. The Compensation and Benefits Committee conducts a formal review annually and reports to the Board.

     2.   Succession Planning.  The CEO discusses succession planning annually
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with the Compensation and Benefits Committee and, together with the Chairman of that Committee, reviews the discussion with the Board.

     3.   Communication.  Management speaks for the Corporation.  Inquiries from
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institutional investors, the press and others should be referred to the CEO or other appropriate officers. Individual directors may from time to time meet with various constituencies of the Corporation, but the Board expects that this would be done only with its concurrence or that of management.